VOZROZHDENIE BANK

SEC Mail Processing Section

MAY 14 2009

Washington, DC
101

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

29.04.09
1108/7451

[redacted]

09046065

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Lyudmila A. Goncharova
Deputy Chairwoman of the Board

Information that can materially affect the price of joint-stock company's securities
April 28, 2009

Exclusion of joint-stock company's securities from the Quotation List of securities accepted for trade by the stock exchange

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the message

Exclusion of joint-stock company's securities included into the Quotation List of securities accepted for tradeby the stock exchange
2.1. Corporate name of the organizer of trade at the securities market (stock exchange):
Open Joint Stock Company "RTS Stock Exchange" (license of stock exchange №077-10519-000001 dated September 6, 2007).
2.2. Category (type), series of joint-stock company's securities excluded from the Quotation List of securities accepted for trade by the stock exchange:
Ordinary registered non-documentary shares with face value 10 rubles (state registration number 40201439B)
2.3. Name of the Quotation List from which securities of joint-stock company are excluded:
Ordinary registered non-documentary shares of Bank Vozrozhdenie are excluded from the RTS A2-Level Quotation List and included (transferred) to the List of securities accepted for trade without listing by the decision of the Chairman of Management Board of JSC "RTS"
The abovementioned changes to the Quotation List of securities accepted for trade in the RTS Stock Exchange will come into force April 30, 2009.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	L.A. Goncharova
3.2. April 28, 2009	Stamp	